February 25, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of Disclosure filed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Western Union Company has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission on February 19, 2016.

Sincerely,

The Western Union Company

By:	/s/ John R. Dye
John R. Dye
Executive Vice President,
General Counsel and Secretary